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                             October 19, 2023

       Allan Camaisa
       Chief Executive Officer
       Calidi Biotherapeutics, Inc.
       4475 Executive Drive, Suite 200
       San Diego, CA 92121

                                                        Re: Calidi
Biotherapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 6,
2023
                                                            File No. 333-274885

       Dear Allan Camaisa:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. For each of the common stock and warrants being registered for resale, disclose the price per security that the
selling securityholders paid for such security, and for shares underlying warrants,
the price paid for such warrants.
   2. Disclose the exercise price of the warrants compared to the market price of the underlying security. If the
warrants are out the money, please disclose the likelihood that warrant holders will not
exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors,
MD&A and use of proceeds section and disclose that cash proceeds associated with the
exercises of the warrants are dependent on the stock price. As applicable, describe
the impact on your liquidity and update the discussion on the ability of your company to fund
your operations on a prospective basis with your current cash on hand.
 Allan Camaisa
Calidi Biotherapeutics, Inc.
October 19, 2023
Page 2
3.       We note the significant number of redemptions of FLAG Class A Common
Stock in
         connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. If the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your common stock, highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.
Prospectus Summary, page 4

4. We note your disclosure on page 80 that based on your operating plan, you believe you do not have sufficient cash on hand to support current operations for at least one year from the date of issuance of your unaudited condensed consolidated financial statements as of, and for the six months ended June 30, 2023, and have concluded that this circumstance raises substantial doubt about your ability to continue as a going concern, and that the report of your independent registered public accounting firm on your consolidated financial statements as of and for the years ended December 31, 2022 and 2021 included an explanatory paragraph indicating that there was substantial doubt about your ability to continue as a going concern. Please balance your prospectus summary by disclosing your history of net losses, the current rate at which you use funds in your operations and the amount of time your present capital will last at this rate without additional funds.
Risk Factors, page 8

5. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 78

6. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the
FirstName LastNameAllan Camaisa
       company   s liquidity position since the business combination. If the company is likely to
Comapany
       haveNameCalidi     Biotherapeutics,
             to seek additional              Inc. the effect of this offering
on the company   s ability
                                 capital, discuss
Octoberto19,
          raise additional
             2023   Page 2 capital.
FirstName LastName
 Allan Camaisa
FirstName  LastNameAllan
Calidi Biotherapeutics, Inc. Camaisa
Comapany
October 19,NameCalidi
            2023         Biotherapeutics, Inc.
October
Page 3 19, 2023 Page 3
FirstName LastName

7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
8. Provide a clear description of the Forward Purchase Agreements, including the following:
             the business purpose of these agreements and a clear statement as to whether these agreements are intended to be a source of liquidity to Calidi after the consummation of the business combination, and, if so, disclose the minimum and maximum amount of capital that could be raised by Calidi under these agreements; the risks and benefits to each of Calidi and the Sellers based upon how the
             agreements operate, including a clear description of Calidi's maximum monetary and dilutive exposure arising under these agreements and when such exposure would arise;
             how the agreements operate, including how and when Calidi and the Sellers receive cash. In this regard, we note your disclosure that if the Sellers liquidate the shares below $10.00 per share, then Calidi will be entitled to the price sold, less $2.00 per share, from the Sellers. Provide an example of how this would work based on the recent trading prices of your common stock, indicating the amount of proceeds from such sales that would be retained by the Sellers and the amount of cash that would be received by Calidi; and
             the amount of cash Calidi has received to date, if any, and how such amounts were determined.
General

9. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors and other selling security holders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Allan Camaisa
Calidi Biotherapeutics, Inc.
October 19, 2023
Page 4

       Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635
with any other questions.



                                                      Sincerely,
FirstName LastNameAllan Camaisa
                                                      Division of Corporation
Finance
Comapany NameCalidi Biotherapeutics, Inc.
                                                      Office of Life Sciences
October 19, 2023 Page 4
cc:       Scott E. Bartel, Esq.
FirstName LastName